RECEIVED
SEP 22 2003
SEC MAIL PROCESSING SECTION WASH. D.C. 188

ZURICH
FINANCIAL SERVICES

03032247

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date September 18, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich announces issuance of approximately USD 1 billion of subordinated debt" dated September 17, 2003.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

Enclosure

dlw 9/25

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

Zurich announces issuance of approximately USD 1 billion of subordinated debt

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 17, 2003 - Zurich Financial Services Group (Zurich) today announced its intention to raise approximately USD 1 billion equivalent through the issuance of subordinated debt (hybrid capital) in the Euro and Sterling markets. The debt will be issued via Zurich Insurance Company's Euro Medium Term Note Programme. Size and terms of the transaction will be finalized following marketing to investors and subject to market conditions. Application will be made to list the notes on the Luxemburg Stock Exchange.

Zurich has appointed Barclays Capital, Citigroup, Credit Suisse First Boston and Deutsche Bank as Joint Bookrunners for the transaction, with Barclays Capital acting as Structuring Advisor.

The funds raised will strengthen the Group's capital base and will be used to refinance debt. Due to the subordinated nature and long-term structure of these funds, regulators and rating agencies will count them towards equity. By taking advantage of historically low long-term interest rates, the Group will be able to lower its weighted average cost of capital.
Patrick O'Sullivan, Group Finance Director of Zurich Financial Services, said: "The transaction is a further step in Zurich's ongoing commitment to

ZURICH
FINANCIAL SERVICES

strengthen its long-term capital base in a non-dilutive and shareholder friendly way."

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com